



SECURITIES AND EXCHANGE COMMISSION

13010257

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 10938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUPREE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 SOUTH MILL STREET
(No. and Street)

LEXINGTON	KENTUCKY	40507-1683
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLEN GRIMES, III (859) 254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEAN DORTON ALLEN FORD, PLLC
(Name – *if individual, state last, first, middle name*)

106 WEST VINE STREET, SUITE 600	LEXINGTON	KY	40507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEAN || DORTON || ALLEN || FORD PLLC

Independent Auditors' Report

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Report on the Financial Statements

We have audited the accompanying financial statements of Dupree & Company, Inc. (the Company) which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 phone
859.255.0125 fax

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 phone
502.581.9016 fax

www.ddafcpa.com

Board of Directors and Stockholders
Dupree & Company, Inc.
Page 2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Dean Dorton Allen Ford, PLLC

January 25, 2013
Lexington, Kentucky

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2012 and 2011

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ **150,174**	$ 454,923
Accounts receivable	**620,272**	584,299
Total current assets	**770,446**	1,039,222
Trading securities, at market	**7,497**	7,353
Property and equipment, net	**62,068**	58,208
Total assets	$ **840,011**	$ 1,104,783
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ **9,441**	$ 1,208
Accrued expenses	**12,902**	16,416
Total liabilities	**22,343**	17,624
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	**68,000**	68,000
Additional paid-in capital	**4,406**	4,406
Retained earnings	**745,262**	1,014,753
Total stockholders' equity	**817,668**	1,087,159
Total liabilities and stockholders' equity	$ **840,011**	$ 1,104,783

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Investment advisory and transfer agent fees	$ 7,257,274	$ 6,572,151
Interest	328	1,357
Unrealized gain on trading securities	144	234
Total revenue	7,257,746	6,573,742
Expenses:		
Salaries	2,637,548	2,575,626
Professional fees	294,397	234,564
Taxes and licenses	228,106	211,880
Shareholder maintenance and dealer agreements	141,184	93,375
Rent	94,861	94,436
Insurance	86,357	87,731
Dues and subscriptions	68,711	72,164
Maintenance and repairs	34,313	31,029
Office supplies and expenses	31,244	30,997
Marketing	20,038	26,758
Regulatory fees	14,158	9,857
Travel and entertainment	14,093	11,460
Depreciation	14,027	14,626
Bank service charges	10,971	13,276
Telephone	10,503	9,634
Contributions	5,250	8,000
Postage and shipping	1,502	6,856
Other operating expenses	217	5,520
Total expenses	3,707,480	3,537,789
Net income	$ 3,550,266	$ 3,035,953

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2010	$ 68,000	$ 4,406	$ 639,896	$ 712,302
Net income	-	-	3,035,953	3,035,953
Dividends	-	-	(2,661,096)	(2,661,096)
Balances, December 31, 2011	68,000	4,406	1,014,753	1,087,159
Net income	-	-	3,550,266	3,550,266
Dividends	-	-	(3,819,757)	(3,819,757)
Balances, December 31, 2012	$ 68,000	$ 4,406	$ 745,262	$ 817,668

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 3,550,266	$ 3,035,953
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on trading securities	(144)	(234)
Depreciation	14,027	14,626
Loss on disposal of property and equipment	66	-
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable	(35,973)	(157,078)
Prepaid expenses	-	5,600
Accounts payable	8,233	(15,172)
Accrued expenses	(3,514)	(14,511)
Net cash provided by operating activities	3,532,961	2,869,184
Cash flows from investing activities:		
Purchase of property and equipment	(17,953)	(14,755)
Net cash used in investing activities	(17,953)	(14,755)
Cash flows from financing activities:		
Dividend distributions	(3,819,757)	(2,661,096)
Net cash used in financing activities	(3,819,757)	(2,661,096)
Net (decrease) increase in cash and cash equivalents	(304,749)	193,333
Cash and cash equivalents, beginning of year	454,923	261,590
Cash and cash equivalents, end of year	$ 150,174	$ 454,923
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 102,908	$ 104,682

See accompanying notes.

DUPREE & COMPANY, INC.

Notes to the Financial Statements

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

Accounts Receivable

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company has a capitalization threshold of $500. Repairs and maintenance costs are expensed as incurred.

2. Summary of Significant Accounting Policies, continued

Property and Equipment, continued

Depreciation expense during 2012 and 2011 was $14,027 and $14,626, respectively. The Company has no planned major maintenance activities.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from investment advisory and transfer agent fees. The investment advisory and transfer agent fees are billed monthly and recorded as revenue when earned. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $20,038 and $26,758 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities. Federal income taxes will be paid by the Company's stockholders. State and local taxes of $12,902 and $16,416, however, have been accrued as of December 31, 2012 and 2011, respectively.

Management has evaluated the Company's tax positions and concluded that the Company has taken no material uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is not longer subject to income tax examination by the U.S. federal, state or local tax authorities for years before 2009.

Subsequent Events

Management has evaluated subsequent events for accounting and disclosure requirements through January 25, 2013, the date that the financial statements were available to be issued.

3. Trading Securities

Trading securities consist of the following as of December 31:

	2012		2011	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ **7,497**	$ **2,200**	$ 7,353	$ 2,200

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2012				
Trading securities	$ **7,497**	$ **7,497**	$ -	$ -
December 31, 2011				
Trading securities	$ 7,353	$ 7,353	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were no changes in the methodology used to measure fair value during the years ended December 31, 2012 and 2011.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31:

	2012	2011
Office furniture and equipment	$ 581,347	$ 566,617
Leasehold improvements	28,224	28,224
	609,571	594,841
Less accumulated depreciation	(547,503)	(536,633)
Property and equipment, net	$ 62,068	$ 58,208

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2012, the Company had net capital as defined by Rule 15c3-1 of $600,961, which was $350,961 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0372 to 1.

As of December 31, 2011, the Company had net capital as defined by Rule 15c3-1 of $880,901, which was $630,901 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0200 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), renewed November 1, 2012, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2013 and thereafter for annual periods, if renewed.

6. Investment Advisory and Transfer Agent Fees, continued

The Company also serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2012, which remain in effect until October 31, 2013 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the mutual funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% of the average daily net asset value in excess of $1,000,000,000. For 2012 and 2011, the Company waived investment advisory fees of $89,770 and $39,764, respectively.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $17,000 and $16,500, plus any applicable catch-up contributions, in 2012 and 2011, respectively. The Company does not match employee contributions.

8. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2018.

The aggregate annual rentals for this office space are:

Year ending December 31,		
2013	$	93,955
2014		95,851
2015		97,791
2016		99,739
2017		101,732
Thereafter		86,160
	$	575,228

Rental expense charged to operations for 2012 and 2011 was $94,861 and $94,436, respectively.

Employment Agreements

Under an employment agreement, the Company is obligated to pay a retired employee as a consultant $30,000 a year until death.

The Company entered into an employment agreement (the Agreement) with an officer of the Company. The term of the Agreement is from February 1, 2012 through February 1, 2017. Under the Agreement, the officer is to receive a base salary, subject to adjustment up or down semi-annually by the same percentage as the Company's gross management fees either increase or decrease measured as of June 30 and December 31 of each year, provided however, that the officer's base salary shall not be reduced by more than 3.5% from one year to the next, as well as additional compensation and performance bonuses.

Service Agreement

In June 2010, the Company entered into a service agreement with Sungard Shareholder Systems (Sungard). The Company began utilizing Sungard's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement expires in 2015 and may be renewed on a year-by-year basis following expiration.

8. Contingencies and Commitments, continued

Internal Revenue Service Penalty

In September 2012, the Funds received a letter from the Internal Revenue Service proposing a penalty for failure to file information returns timely. Sufficient uncertainties exist to prevent the Funds from determining the amount of its potential liability, if any, and uncertainties exist whether the Funds would seek indemnification from the Company. Management believes that any potential liability resulting from these penalties would not materially affect the Company's financial position or results of operations.

9. Concentrations and Credit Risks

The Company derives a major portion of its revenue from the Funds. During 2012 and 2011, revenues from the Funds aggregated $7,257,274 and $6,572,151, respectively. As of December 31, 2012 and 2011, amounts due from the Funds included in accounts receivable were $620,272 and $584,299, respectively.

DUPREE & COMPANY, INC.
Supplementary Information

DEAN || DORTON || ALLEN || FORD PLLC

Independent Auditors' Report
on Supplementary Information Required
by SEC Rule 17a-5

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the financial statements of Dupree & Company, Inc. as of and for the years ended December 31, 2012 and 2011, and our report thereon dated January 25, 2013, which expressed an unqualified opinion on those financial statements, appears on pages 3 and 4. Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

January 25, 2013
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

www.ddafcpa.com

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER
DUPREE & COMPANY, INC. [13]

SEC FILE NO.
8-10938 [14]

FIRM I.D. NO.
1697 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
125 SOUTH MILL STREET [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/2012 [24]

LEXINGTON [21] KENTUCKY [22] 40507-1683 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)
12/31/2012 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLEN E. GRIMES, III, PRESIDENT [30]

(Area Code) — Telephone No.
(859) 254-7741 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DEAN DORTON ALLEN FORD, PLLC [70]

ADDRESS

106 W. VINE STREET, STE 600 [71]	LEXINGTON [72]	KENTUCKY [73]	40507 [74]
Number and Street	City	State	Zip Code

CHECK ONE

[X] Certified Public Accountant [75]

[ ] Public Accountant [76]

[ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2012 | 99
SEC FILE NO. 8-10938 | 98
Consolidated [ ] | 198
Unconsolidated [X] | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 100,174	200			$ 100,174	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	57,497	424				
E. Spot commodities		430			57,497	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	466,883	480	153,389	670	620,272	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	62,068	680	62,068	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 624,554	540	$ 215,457	740	$ 840,011	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	22,343 [1205]	[1385]	22,343 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 22,343 [1230]	$ [1450]	$ 22,343 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		68,000 [1792]
C. Additional paid-in capital		4,406 [1793]
D. Retained earnings		745,262 [1794]
E. Total		817,668 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 817,668 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 840,011 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

as of 12/31/12

COMPUTATION OF NET CAPITAL

Item		Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 817,668	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital			817,668	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 817,668	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 215,457	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(215,457)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 602,211	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1,250	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(1,250)	3740
10. Net Capital			$ 600,961	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

as of 12/31/12

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$		3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14.	Excess net capital (line 10 less 13)	$	350,961	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	350,961	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	22,343	3790
17.	Add:						
	A. Drafts for immediate credit 21	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Total aggregate indebtedness				$	22,343	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	3.72	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	3.72	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23.	Net capital requirement (greater of line 21 or 22)	$		3760
24.	Excess capital (line 10 less 23)	$		3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DUPREE & COMPANY, INC.

For the period (MMDDYY) from [24] 01/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

		Amount	Code
REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	[25]		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	[26]		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		7,257,602	3975
8. Other revenue		144	3995
9. Total revenue	$	7,257,746	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		540,000	4120
11. Other employee compensation and benefits		2,233,727	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		10,971	4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		397,960	4195
15. Other expenses		524,822	4100
16. Total expenses	$	3,707,480	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	3,550,266	4210
18. Provision for Federal income taxes (for parent only)	[28]		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	3,550,266	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	191,637	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

For the period (MMDDYY) from 01/01/12 to 12/31/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period				$ 1,087,159	4240
A. Net income (loss)				3,550,266	4250
B. Additions (Includes non-conforming capital of	29 $		4262)		4260
C. Deductions (Includes non-conforming capital of	$		4272)	3,819,757	4270
2. Balance, end of period (From item 1800)				$ 817,668	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item		Amount	Code
3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DUPREE & COMPANY, INC. as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 NONE [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

DEAN || DORTON || ALLEN || FORD PLLC

Comments on Net Capital and Reserve Requirements

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We compared the computations of net capital and reserve requirements contained in the audit report of Dupree & Company, Inc. (the Company) for the year ended December 31, 2012, with the Company's most recent unaudited computations as contained in the FOCUS Report - Part II (Form X-17A-5). Differences between the audited computations and the most recent unaudited computations are outlined below:

	Computations per latest Form X-17A-5	Computations per Audit
Total capital	$ 817,668	$ 817,668
Deductions from net worth	216,707	216,707
Net capital	$ 600,961	$ 600,961
Minimum net capital required:		
Aggregate indebtedness	$ 22,343	$ 22,343
Required percentage	0.0667	0.0667
Minimum net capital based on indebtedness	$ 1,490	$ 1,490
Net capital in excess of required $250,000 minimum	$ 350,961	$ 350,961
Ratio of aggregate indebtedness to net capital	0.0372	0.0372

There were no differences found to exist between the most recent unaudited computation and the audited computation as contained in the FOCUS Report - Part II, for determining reserve requirements under Rule 15c3-3.

Dean Dorton Allen Ford, PLLC

January 25, 2013
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

www.ddafcpa.com

DEAN || DORTON || ALLEN || FORD PLLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

www.ddafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dean Dorton Allen Ford, PLLC

January 25, 2013
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

www.ddafcpa.com

First Trust Centre
200 South Fitfh Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*


PENNSYLVANIA
NEW JERS

DEAN | DORTON | ALLEN | FORD PLLC

DUPREE & COMPANY, INC.
Financial Statements and Supplementary Information

Years Ended December 31, 2012 and 2011
with Independent Auditors' Report Thereon

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Years Ended December 31, 2012 and 2011
with Independent Auditors' Report Thereon

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CONTENTS